May 27, 2008

Mr. Terence O’Brien

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Re:	Palm Harbor Homes, Inc.

Form 10-K for Fiscal Year Ended March 30, 2007

File No. 0-24268

Dear Mr. O’Brien:

We have reviewed your April 22, 2008 comments and offer the following responses. As requested in your March 7, 2008 letter, we will revise our disclosure relating to the comments in your letter in future filings.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 23

1.	Comment -

“We note your response to prior comment 2 and your proposed revisions to your liquidity disclosure. Your revised disclosure should identify and present all material covenants. For example, you should present the ratio of loan to collateral value and the minimum levels compare to the covenant thresholds. Please revise accordingly.”

Response -

See the supplemental exhibit for our revised disclosures. We are currently in the process of renegotiating our debt agreements. As the terms (including covenants) become known, they will be included in a footnote to our 2008 financial statements.

15303 Dallas Parkway, Suite 800, Addison, TX 75001 • Voice: (972) 991-2422 • Fax: (972) 991-5949 www.palmharbor.com

Mr. Terence O’Brien

May 27, 2008

Note 3. Inventories, page 41

2.	Comment -

“We note your response to prior comment 3 and your added policy note for inventory in the supplemental exhibit to your response. It appears to us that your critical accounting policy disclosure appears to be too general in nature to provide investors with sufficient information about management’s insights and assumptions with regard to how you determine fair value of your inventory and any related impairments and write-offs. Please revise your policy note to disclose the following:

•	Please expand your disclosures to describe the steps that you perform to review each component of inventory for recoverability.

•

Please include significant assumptions used in determining fair value. For example, please disclose the estimated average selling prices and the average sales rate by product type in arriving at fair value since these assumptions are subject to change and materially impact your impairment analysis under SFAS 144.

•

Please expand your disclosures to provide information as to known trends, uncertainties or other factors what will result in, or that are reasonably likely to result in, any material impairment charges in future periods.

Please provide these revised disclosures supplementally in your response so we may see what any future disclosure revisions will look like”

Response -

See the supplemental exhibit for our revised disclosures. Approximately 85% of our inventory consists of finished goods (homes). We build to customer order and for sales center display only. In addition, we are able to relocate our inventory since it is not affixed to real estate unlike a traditional site built home. Accordingly, we can adjust our inventory within a region to take advantage of current sales opportunities.

Note 5. Consumer Loans Receivable and Allowances for Loan Losses, page 42

3.	Comment -

“We note your response to prior comment 5 with regards to the loans receivables concentrated in Texas, California, Florida and Arizona. Your revised disclosure provides the percentages of loans outstanding in these markets compared to total loans outstanding but have not provided a narrative discussing the overall impact of

Mr. Terence O’Brien

May 27, 2008

these loans. In this regard, please revise to discuss the economic weaknesses experienced in each of these markets as a result of the decline in real estate values, how the decline in these states has impacted your loan portfolio and related allowance and how you plan to mitigate any risk to reduce your exposure to these concentrations and the recent decline in the real estate market.”

Response -

Delinquency performance for loans receivable in the states subject to comment suggests the effect of declining house prices in these states in general has had no discernable effect to date on performance of the Company’s loans receivable portfolio (see table below). There are no accounts in Arizona past due 61 or more days as of March 31, 2008. The delinquency rate for California chattel loans, at nearly double the rate of the total portfolio, is comprised of a single loan with a receivable balance of $127,789, representing less than 0.05% of the total loans receivable portfolio. Although the delinquency rate of Florida land/home loans receivable is almost triple the rate of the total portfolio, this delinquency is comprised entirely of three loans with total loans receivable balance of $451,248. These three Florida loans represent less than 0.16% of the total loans receivable portfolio. Delinquency performance for Texas remains well within the average delinquency rates of the total portfolio.

Loans Receivable Delinquent 61 Days or More as of

March 31, 2008

	Land/Home Loans	Home Only (Chattel) Loans
Arizona	0.00%	0.00%
California	0.00%	1.79%
Florida	5.10%	0.00%
Texas	0.61%	0.40%
All other states combined	2.15%	1.64%
Total portfolio	1.71%	0.91%

Recent deteriorating performance of mortgage loans in general in the states subject to comment has been driven, in large part, by products features (such as adjustable rates, interest-only payments, payment options, etc.) that have a high propensity to induce payment shock or negative equity, and underwriting practices which relied on the expectation of continuous house price appreciation (historical reliance on the borrowers’ ongoing willingness and ability to repay the mortgage obligation was apparently deemphasized). In addition, many mortgage loans in general are originated by third parties with little or no risk of loss in event of default and incentives to misrepresent aspects of the

Mr. Terence O’Brien

May 27, 2008

loans, the borrowers, or the loans’ purposes and borrowers’ intents to the ultimate lender or investor. In contrast to the mortgage industry in general, the loans in the Company’s portfolio are all fixed rate, fully amortizing loans. With few exceptions, borrower income and source of down payment or other assets are fully documented by the Company. The loans were originated directly by the Company and, with few exceptions, the purpose of the loan was to purchase a home for borrower occupancy rather than as an investment or for third-party occupancy. The Company’s underwriting practices and risk management policies have been based on an assumption that the manufactured home collateral would depreciate, rather than appreciate, in value over the life of the loan. Accordingly, the Company’s credit standards are based on both the borrowers’ capacity to repay the loan as scheduled, and the borrowers’ history of satisfying repayment obligations. As a result, management believes that its portfolio of loans is less susceptible to defaults than mortgage loans in general. Specifically, the portfolio is not susceptible to defaults due to adjustable interest rate resets, and default losses due to house price depreciation have always been considered in determining the Company’s allowance for loan losses.

Allowance for loan losses as of March 31, 2008 was $9.162 million, or approximately 3.22% of consumer loans receivable and land/home advances totaling $248.178 million. Management believes this allowance is adequate for expected loan losses, considering the geographic and loan-type concentrations of the portfolio (see table below), expected overall future credit losses, and recent delinquency experience in geographic area and type of loan collateral (see table above).

Loans Receivable Concentrations as of March 31, 2008

	Land/Home Loans	Home Only (Chattel) Loans
Arizona	4.0%	3.4%
California	0.3%	2.5%
Florida	3.1%	3.9%
Texas	9.1%	30.9%
All other states	15.0%	27.8%
Total portfolio	31.5%	68.5%

Because of the high concentration of loans receivable in Texas, the Company retained an independent econometrics consulting firm in 2003 to assess the historical behavior of economic conditions and the value of housing collateral in Texas metropolitan areas relative to other metro areas within Texas and relative to regions outside of Texas. The purpose of this analysis was to determine whether housing collateral values and loan performance in Texas

Mr. Terence O’Brien

May 27, 2008

metropolitan regions should be expected to move together or independently, and to define regions with similar economic performance characteristics (“economic regions”). The econometric analysis concluded that there is considerable variation in economic performance among regions within the state. Moreover, the highest correlations for Texas economic regions were determined to be with metropolitan regions outside of Texas in the majority of cases. In the cases of Dallas-Fort Worth and Houston, all the highest correlations are outside Texas, and the highest correlations within Texas were determined to be only modest, suggesting considerable economic diversification among Texas economic regions.

Loans Receivable Concentrations

by Texas Economic Regions as of March 31, 2008

	Land/Home Loans	Home Only (Chattel) Loans
Austin / San Antonio	3.1%	10.3%
Dallas-Fort Worth / Houston	3.8%	10.9%
El Paso / McAllen	0.4%	1.2%
All other Texas combined	1.8%	8.4%
Total Texas portfolio	9.1%	30.9%[1]
Total portfolio	31.5%	68.5%

Delinquency performance for loans receivable in the various economic regions within Texas shows no adverse development relative to the total portfolio: Delinquency rates are substantively the same for the two Texas economic regions with the largest geographic concentrations (Austin / San Antonio and Dallas-Fort Worth / Houston) as with the total portfolio. The remainder of the Texas economic regions experienced delinquency performance superior to Texas as a whole and to the total portfolio.

Loans Receivable Delinquent 61 Days or More

by Texas Economic Region as of March 31, 2008

	Land/Home Loans	Home Only (Chattel) Loans
Austin / San Antonio	0.94%	0.00%
Dallas-Fort Worth / Houston	0.70%	0.85%
El Paso / McAllen	0.00%	0.00%
All other Texas combined	0.00%	0.37%
Total Texas portfolio	0.61%	0.40%
Total portfolio	1.71%	0.91%

See the supplemental exhibit for our revised disclosures.

[1]	Column does not total due to rounding

Mr. Terence O’Brien

May 27, 2008

Should you have further questions, I can be reached at (972) 764-9319.

Sincerely,

/s/ Kelly Tacke
Kelly Tacke
Executive Vice President

KT/sa

Supplemental Exhibit

Liquidity and Capital Resources

Floor Plan Payable

The Company has an agreement with a financial institution for a $70.0 million floor plan facility, expiring March 30, 2009. The advance rate for the facility is 90% of manufacturer’s invoice. This facility is used to finance a portion of the new home inventory at the Company’s retail sales centers and is secured by new home inventory and a portion of receivables from financial institutions. The interest rate on the facility is prime (5.25% at March 28, 2008) plus 0.6% or prime plus 1.0% to 3.0% for aged units, of which the Company has none financed as of March 28, 2008. In May 2007, the agreement was amended to revise the covenants which must be maintained in order for the Company to borrow against the facility. The amended covenants require the Company to comply with a loan to collateral value, as defined, of 50% and minimum liquidity amount, as defined, of $30.0 million. As of March 28, 2008, the loan to collateral value, as reported, was 57% and, therefore, the Company was not in compliance with the covenant. If either of the covenants are not met, the Company must then comply with minimum inventory turns of 2.75, tangible net worth of $125.0 million and operating cash flow of negative $75.0 million. As of March 28, 2008, the tangible net worth, as reported, was $114.2 million and, therefore, the Company was not in compliance with the covenant. The Company received a waiver for non-compliance through March 28, 2008 and is currently in the process of amending the agreement to revise the covenants for future quarters. The Company had $59.4 million and $43.6 million outstanding under these floor plan credit facilities at March 28, 2008 and March 30, 2007, respectively.

Inventory: Additional Critical Accounting Policy

Inventory Valuation

Inventory consists primarily of raw material and finished goods (homes). We carry very little land held for development and we do not purchase options to acquire land inventory.

Each quarter we assess the recoverability of our inventory by comparing the carrying amount to its estimated net realizable value. Our raw materials consist of home building materials and supplies and turn approximately 3 times/month. Our finished goods consist of homes completed under customer order (30%) and homes available for purchase at our retail sales centers (70%). We evaluate the recoverability of our finished homes by comparing our inventory cost to our estimated sales price, less cost to sell. We estimate our sales price by product type

15303 Dallas Parkway, Suite 800, Addison, TX 75001 • Voice: (972) 991-2422 • Fax: (972) 991-5949

www.palmharbor.com

Supplemental Exhibit

(HUD code and modular). Approximately 40% of our inventory is located in Texas, where the manufactured housing business has not experienced the same declines as California and Florida. Historically, the amount of our inventory valuation adjustments has been immaterial. We are not aware of any trends or other factors that are reasonably likely to result in valuation adjustments in future periods. These valuations are significantly impacted by the following:

•	estimated average selling prices

•	average sale rates

•	product type

Our quarterly assessments reflect management’s estimates, which we believe are reasonable. However, based on the general economic conditions, future results could differ materially from management’s judgments and estimates.

Consumer Loans Receivable and Allowances for Loan Losses

Loan contracts secured by collateral that is geographically concentrated could experience higher rates of delinquencies, default and foreclosure losses than loan contracts secured by collateral that is more geographically dispersed. CountryPlace has loan contracts secured by factory-built homes located in the following key states as of March 31, 2008 and March 31, 2007:

	March 31, 2008	March 31, 2007
Texas	41.0%	42.1%
Arizona	7.1	6.5
Florida	6.9	6.7
California	2.9	2.7

The states of California, Florida and Arizona, and to a lesser degree Texas, have experienced economic weakness resulting from the decline in real estate values. The risks created by these concentrations have been considered by CountryPlace’s management in the determination of the adequacy of the allowance for loan losses. No other states had concentrations in excess of 10% of the principal balance of the consumer loans receivable as of March 31, 2008 or March 31, 2007. Management believes the allowance for loan losses is adequate to cover estimated losses at each balance sheet date.